

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Jan F. van Eck
President and Chief Executive Officer
VanEck Bitcoin Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, NY 10017

> **Re: VanEck Bitcoin Trust**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-251808**

Dear Jan F. van Eck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-1

General

1. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

2. Please revise your disclosure to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.

Risk Factors, page 11

3.   Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

The Trust's Service Providers
The Bitcoin Custodian
The Bitcoin Custodian's Role in the Clearing Agreement, page 79

4.   We note your response to prior comment 7. We could not locate your revised disclosure relating to fees and re-issue in part. Please revise to specify who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing. Please file Gemini's User Agreement as an exhibit to your registration statement.

Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford Cone